SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Reata Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

75615P 103

(CUSIP Number)

March 3, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 75615P 103

1	Name of Reporting Person: Marguerite Steed Hoffman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 494,277 (a)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 494,277 (a)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 494,277
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.6% (b)
12	Type of Reporting Person IN

(a)	Includes 470,766 shares of Class A common stock, par value $0.001 per share (“Class A Common Stock”) of Reata Pharmaceuticals, Inc. (the “Issuer”), each such share of Class A Common Stock held directly by Ms. Hoffman and over which she exercises sole voting and dispositive power, 7,837 shares of Class A common stock held by The Hannah V. Hoffman Trust of 2010, of which Ms. Hoffman is trustee and has sole voting and investment control, 7,837 shares of Class A common stock held by The August M. Hoffman Trust of 2010, of which Ms. Hoffman is trustee and has sole voting and investment control, and 7,837 shares of Class A common stock held by The Katherine S. Hoffman Trust of 2010, of which Ms. Hoffman is trustee and has sole voting and investment control.
(b)	Based on 13,888,645 shares of Class A Common Stock outstanding.

Item 1(a).	Name of issuer: Reata Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of issuer’s principal executive offices:

2801 Gateway Drive, Suite 150
Irving, Texas 75063

Item 2(a).	Names of persons filing:

Marguerite Steed Hoffman

Item 2(b).	Address or principal business office or, if none, residence:

The business address of Ms. Hoffman is c/o Don Stuart, 221 West 6th Street, Suite 1300, Austin, Texas 78701.

Item 2(c).	Citizenship:

Ms. Hoffman is a United States citizen.

Item 2(d).	Title of class of securities: Class A Common Stock, par value $0.001 (“Class A Common Stock”)

Item 2(e).	CUSIP number: 75615P 103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

Ms. Hoffman may be deemed to beneficially own 494,277 shares of Class A Common Stock, representing approximately 3.6% of the outstanding shares of Class A Common Stock.

Ms. Hoffman may be deemed to have sole voting and dispositive power with respect to 494,277 shares of Class A Common Stock.

Item 5.	Ownership of five percent or less of a class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than five percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of his or her knowledge and belief, undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 3, 2017	Marguerite Steed Hoffman

	By:	/s/ Donald L. Stuart
	Name:	Donald L. Stuart
	Title:	Attorney-in-fact

LIST OF EXHIBITS

Exhibit No.	Description

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 of the Schedule 13G filed by the Reporting Person on June 6, 2016).